SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2007 AUG 27 A 11:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026258

24 August 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr. King Ho

dw 8/28

E\tm\sa\BMtg-Sep-07\Ann-BM\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

DATE OF BOARD MEETING

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that a meeting of the Board of the Company will be held at 22/F., CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong on Tuesday, 4 September 2007, whereat the Board will, among other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and consider the payment of an interim dividend, if applicable.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 23 August 2007

As at the date of this announcement, the Board of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END